Exhibit (e)(3)(I)
RETENTION PLAN AGREEMENT
          This RETENTION PLAN AGREEMENT (the “Agreement”) is made and entered into as of this 20th day of September, 2010, by and between Eurand N.V., a Netherlands corporation (the “Company”), Eurand S.p.A. and Mario Crovetto (the “Executive”).
WITNESSETH:
          WHEREAS, Executive is currently employed by the Company and/or one of its subsidiaries; and
          WHEREAS, Executive is a valued employee and, in connection with a possible Change in Control (as defined below) of the Company, the Company believes it to be in the best interest of the Company and its subsidiaries to secure the future services of Executive through the grant of a Retention Payment (as defined below), subject to the terms and conditions contained herein.
          NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are mutually acknowledged, the Company and the Executive hereby agree as follows:
          1. Retention Payment Terms.
          (a) Subject to Section 2 below, the Executive shall be entitled to receive an amount equal to one times the Executive’s base salary plus target bonus as set forth on Schedule A (the “Retention Payment”), which shall be earned as follows:
     (i) Forty percent (40%) of the Retention Payment shall be earned by Executive on the first to occur of (A) December 31, 2010, and (B) the date of the consummation of a Change in Control (as applicable, the “First Trigger Date”), subject to the Executive’s employment with the Company and/or its subsidiary on the First Trigger Date;
     (ii) Twenty-five percent (25%) of the Retention Payment shall be earned by Executive on the date of the consummation of a Change in Control (the “Second Trigger Date”), subject to Executive’s employment with the Company and/or its subsidiary on the Second Trigger Date; provided, however, that, subject to Section 1(d) and Section 2(b), if no Change in Control occurs on or prior to March 31, 2011, Executive shall forfeit any rights with respect to the portion of the Retention Payment described in this Section 1(a)(ii); and
     (iii) Thirty-five percent (35%) of the Retention Payment shall be earned by Executive on the six (6) month anniversary of the consummation of a Change in Control (the “Third Trigger Date”), subject to Executive’s continued employment with the Company and/or its subsidiary on the Third Trigger Date; provided, however, that, subject to Section 1(d) and Section 2(b), if no Change in Control occurs on or prior to March 31, 2011, Executive shall forfeit any rights with respect to the portion of the Retention Payment described in this Section 1(a)(iii).

          (b) For purposes of this Agreement, a “Change in Control” shall, unless the Company’s Board of Directors as constituted prior to the consummation of the Change in Control (the “Board”) otherwise directs by resolution adopted prior thereto, be deemed to have occurred if:
     (i) any person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and as used in Sections 13(d) and 14(d) thereof, including any “group” as defined in Section 13(d)(3) thereof) (a “Person”), but excluding the Company, any subsidiary, any employee benefit plan sponsored or maintained by the Company or any subsidiary (including any trustee of such plan acting as trustee), and any Person who owns shares of the Company representing fifty percent (50%) or more of the Company’s outstanding securities eligible to vote for the election of directors of the Company (the “Voting Shares”) immediately prior to any stock purchase, merger, consolidation, reorganization, recapitalization, or other similar business transaction, sale of all or substantially all of the Company’s assets, or combination of the foregoing transactions (a “Transaction”), becomes the beneficial owner of fifty percent (50%) or more of the Voting Shares;
     (ii) the Company undergoes a Transaction other than a Transaction involving only the Company and one or more affiliates, and immediately following such Transaction the shareholders of the Company immediately prior to the Transaction do not continue to own at least a majority of the voting power in the resulting entity;
     (iii) the persons who are the members of the Board immediately prior to the Transaction (the “Incumbent Directors”) shall cease (for any reason other than death) to constitute at least a majority of members of the Board or the board of directors of any successor to the Company, provided that any director who was not a director immediately prior to the Transaction shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least a majority of the directors who then qualified as Incumbent Directors, either actually or by prior operation of this definition; or
     (iv) the shareholders of the Company approve a plan of liquidation or dissolution of the Company, or any such plan is actually implemented.
               Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than fifty percent (50%) of the Voting Shares as a result of the acquisition of Voting Shares by the Company which reduces the number of the Voting Shares outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Voting Shares that increases the percentage of outstanding Voting Shares beneficially owned by such person, a Change in Control of the Company shall then occur.
          (c) Payment of any portion of the Retention Payment earned by Executive pursuant to Section 1(a) above shall be made on the date such amount is earned. The Company shall withhold from all payments due to Executive (or his beneficiary or estate) hereunder all taxes which, by applicable federal, state, local, or other law, the Company is required to withhold therefrom.
          (d) Notwithstanding the foregoing, if no Change in Control has occurred by March 31, 2011 and the Company is still in active negotiations with respect to a Change in Control, the Board may, in its sole discretion, extend the March 31, 2011 date in Sections 1(a)(ii) and 1(a)(iii) above to a date not less than three (3) months following March 31, 2011.
          2. Termination of Employment.
          (a) Except as otherwise set forth in this Section 2, upon any termination of Executive’s employment with the Company and/or its subsidiary for any reason prior to the date on which a portion of the Retention Payment amount is earned pursuant to Section 1 above, Executive shall be ineligible to receive any Retention Payment amount not earned as of the date of such termination and Executive shall have no further rights with respect to this Agreement. For the avoidance of doubt, to the extent that Executive provides prior notice of termination (including resignation) to the Company, for purposes hereof, no termination of Executive’s employment with the Company and/or its subsidiary shall be deemed to occur prior to the expiration of such notice period.
          (b) If, prior to the First Trigger Date, Executive’s employment with the Company and/or its subsidiary is terminated by the Company without Cause (as defined below), Executive shall be entitled to receive the portion of the Retention Payment amount that would otherwise have been earned on the First Trigger Date, as if no such termination had occurred. If, following the First Trigger Date, but prior to the Second Trigger Date or Third Trigger Date, as applicable, Executive’s employment is terminated by the Company (or its successor) without Cause, any portion of the Retention Payment not paid to Executive as of the date of such termination shall be paid to Executive on the next regular payroll date immediately following the date of such termination.
          (c) For purposes of this Agreement, “Cause” shall mean (i) willful fraud or willful material dishonesty in connection with Executive’s employment by the Company, (ii) intentional failure by Executive to substantially perform Executive’s duties hereunder or gross neglect in the performance of such duties, (iii) gross misconduct by Executive that is materially detrimental to the Company’s reputation, goodwill, or business operations; (iv) Executive’s breach of any of the restrictive covenants as provided in any agreement between the Executive and the Company or its subsidiaries, or (v) the conviction of, or plea of nolo contendere to, a charge of commission of a felony.
          3. Successors and Assigns.
          (a) The Company. This Agreement shall inure to the benefit of the Company and its affiliates and their respective successors and assigns. This Agreement shall not be terminated by any business combination. In the event of any business combination, the provisions of this Agreement shall be binding upon the surviving or successor individual or entity, and such surviving or successor individual or entity shall be treated as the Company hereunder.

          (b) Executive. Executive’s rights and obligations under this Agreement shall not be transferable by Executive by assignment or otherwise, without the prior written consent of the Company; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or if there be no such designee, to Executive’s estate.
          (c) No Third-Party Beneficiaries. Except as otherwise set forth in Section 3(b) above, nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the Company, its subsidiaries, and Executive any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.
          4. Entire Agreement.
          This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings, and agreements, written or oral, between the parties hereto relating to the subject matter hereof. For sake of absolute clarity, this Agreement is not intended to supersede the Change of Control Agreement between Company and/or its subsidiaries and the Executive, and payments under this Agreement are not intended to reduce or otherwise affect payments under the Change of Control Agreement.
          5. Waiver and Amendments.
          Any waiver, alteration, amendment, or modification of any of the terms of this Agreement shall be valid only if made in writing and signed by each of the parties hereto; provided, however, that any such waiver, alteration, amendment, or modification must be consented to on the Company’s behalf by the Board. No waiver by either of the parties hereto of their rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences or transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.
          6. Severability.
          If any covenants or such other provisions of this Agreement are found to be invalid or unenforceable by a final determination of a court of competent jurisdiction: (a) the remaining terms and provisions hereof shall be unimpaired, and (b) the invalid or unenforceable term or provision hereof shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision hereof.
          7. Governing Law.
          THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF ITALY.

          8. Section Headings.
          The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof or affect the meaning or interpretation of this Agreement or of any term or provision hereof.
          9. Counterparts.
          This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.
* * *

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

EURAND N.V.
/s/ Gearoid Faherty
By:	Gearoid Faherty
Title:	Chairman and CEO

EURAND S.p.A
/s/ Gearoid Faherty
By:	Gearoid Faherty
Title:

MARIO CROVETTO
/s/ Mario Crovetto

SCHEDULE A
Mario Crovetto
The Retention Payment described in Section 1(a) of the Agreement is one times the following amounts: (1) base salary of 164.577,17 euros, plus (2) target bonus of 40% of such base salary.